EXHIBIT 6

CODE OF CONDUCT AND

CONFLICT OF INTEREST GUIDELINES FOR DIRECTORS AND OFFICERS

1.	Introduction to Policy

Each Director and Officer owes the Corporation a fiduciary duty, including the obligation to act honestly and in good faith with a view to the best interests of the Corporation.

This Code of Conduct and Conflict of Interest Guidelines outlines a framework of guiding principles for Directors and Officers. The accompanying Code of Conduct sets out additional general requirements applicable to all employees, officers and directors of the Corporation. As with any statement of policy, the exercise of judgment is required in determining applicability of this Code to each individual situation.

2.	Conflicts of Interest

(a)

Directors and Officers shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Corporation and situations where their actions as Directors and Officers are influenced or perceived to be influenced by their personal interests.

(b) In general, a conflict of interest exists for directors who use their position with the Corporation to benefit themselves, associates, friends or families.

(c) Full disclosure enables directors to resolve unclear situations and gives an opportunity to dispose of conflicting interests before any difficulty arises.

3.	Compliance with Law

(a)

Each Director and Officer must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law.

(b)

Directors and Officers are expected to be sufficiently familiar with any legislation that applies to their directorship and shall recognize potential liabilities, seeking legal advice where appropriate.

(c)

Each Director and Officer must comply with the laws of each country or other jurisdiction that are applicable to the Company’s business; and comply with the rules and regulations of foreign, federal, state, provincial and local governments, and other applicable private and public regulatory agencies.

4.	Outside Business Interests

(a)

No Director or Officer may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Corporation, where by virtue of his or her position in the Corporation the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Corporation, unless that interest has been fully disclosed in writing to the Board.

	(b)	A "significant financial interest" in this context is any interest substantial enough that decisions of the Corporation could result in gain for the director.

5.	Confidential Information and Securities Trading

	(a)	Each Director and Officer must comply with the Corporation's Trading Policy and Disclosure Policy.

6.	Entertainment, Gifts and Favours

	(a)	Directors and Officers may not offer or solicit gifts or favours in order to secure preferential treatment for themselves or the Corporation.

(b)

Gifts and entertainment may only be accepted or offered by a Director in the normal exchanges common to established business relationships. An exchange of such gifts shall create no sense of obligation.

(c)

Interaction with Public Officials - When dealing with public officials, Directors and Officers must avoid any activity that is or appears illegal or unethical. The giving of gifts of value to various government officials is restricted by law.

Directors and Officers must obtain pre-approval from the Chairman before providing anything of value to a government official or employee. The foregoing does not apply to personal lawful political contributions in Canada.

In addition, Canadian, U.S. and international legislative acts and conventions such as The Corruption of Foreign Public Officials Act, the Canadian Criminal Code, the U.S. Foreign Corrupt Practices Act (“FCPA”) and the OECD, Convention on Combatting Bribery of Foreign Public Officials in International Business Transactions prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

It must be noted that under Canadian law any person who bribes a foreign public official is guilty of an indictable offence and liable to imprisonment for a term not exceeding five years. Canadian courts would also be able to impose fines of an unlimited nature.

7.	Non-Profit and Professional Association

The Corporation supports its Directors and Officers who contribute to their communities through involvement with charitable, community service and professional organizations

(a)	If Directors and Officers use the Corporation resources for such activities they should only do so with the prior consent of the Chief Executive Officer.

(b)	A Director should ensure that he or she is seen as speaking for the organization as an individual and not as a Corporation Director or spokesperson.

8.	Use of Corporation Property

Directors and Officers should not make use of the Corporation's property or resources for their own personal benefit or purposes.

9.	Political Participation

Directors and Officers engaging in the political process must take care to separate their personal activities from their association with the Corporation.

10.	Disclosure

	(a)	Each individual being considered for nomination as a Director of the Corporation must disclose to the Nomination and Corporate Governance Committee all interests and relationships of which the Director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a Director, the individual shall make immediate disclosure of all relevant facts to the Corporate Secretary or the Board Chair.

	(b)	If the Board is making decisions that may provide a benefit to a director's private interests, the director shall withdraw from the deliberations altogether.

	(c)	Disclosure may cure a conflict of interest or allow the Corporation to appropriately avoid a potential conflict. However, a conflict may be so severe as to only be resolved by the Director's resignation from one or both of the conflicting positions. Each Director agrees that if the Board determines a potential conflict cannot be cured, the Director will resign from the Board.

11.	Responsibility

	(a)	Each Director and Officer must adhere to the standards described in this Code of Conduct.

	(b)	Any Director or Officer who knows or suspects a breach of this Code of Conduct must report it to the Board Chair.

	(c)	Each Director shall annually review, sign and deliver to the Board Chair a copy of this Code of Conduct.

	(d)	Each Officer shall annually review, sign and deliver to the President a copy of this Code of Conduct.

12.	Violation of this Code

	(a)	If the Board determines that a Director or Officer has breached this Code of Conduct, the Board may sanction the Director or Officer, including asking for the Director's or Officer’s resignation.

	(b)	Each Director and Officer agrees that when the Board determines that the Director or Officer has violated this Code of Conduct and requests the Director's or Officer’s resignation, the Director or Officer shall resign as a member of the Board.

13.	Waivers And Amendments

Any waiver of this Code of Conduct may be made only by the Board and will be disclosed as required by law, regulation or stock exchange requirement. Any amendment of this Code of Conduct will also be disclosed as required by law.

14.	Clarification

A Director or Officer should seek clarification of the Code of Conduct policy, where necessary, from the Chief Financial Officer or the Chairman.

I ACKNOWLEDGE that I have read and considered the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers of the Corporation and the Code of Conduct for employees of the Corporation and agree to conduct myself in accordance with the Code of Conduct and Conflict of Interest Guidelines for Directors and Officers and the Code of Conduct for the Corporation.

Signature

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